Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six month periods ended June 30, 2023 and 2024. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024 and for the six month periods ended June 30, 2023 and 2024, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20–F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 17, 2024 (the “2023 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “predicts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker and dry bulk industries, statements about shipping market trends, including charter rates and factors affecting supply and demand, in particular, the effects of the war in the Ukraine or the Red Sea conflict , our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2023 which was filed on April 17, 2024 with the Securities and Exchange Commission (the “SEC”) and our other filings with the SEC. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	our future operating or financial results;
●	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;
●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
●	our ability to successfully employ our vessels, including under time charters;
●	changes in our operating expenses, including bunker fuel prices, crewing expenses, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;
●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
●	vessel breakdowns and instances of off-hire;

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●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;
●	the arrest or detention of our vessels by maritime claimants or governmental authorities;
●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
●	general product tanker and dry-bulk shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;
●	changes in supply and demand in the product tanker and dry-bulk shipping sectors, including the market for our vessels and the number of new buildings under construction;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, acts of piracy, terrorism, political events, public health threats, international hostilities, including the recent conflicts between Russia and Ukraine as well as between Israel and Hamas and related instability;
●	changes in interest rates, including the impact on our debt from movements in Secured Overnight Financing Rate, or SOFR, and foreign exchange rates;
●	changes in seaborne and other transportation;
●	Severe and potentially extended weather disruptions, such as, the extreme drought conditions in Panama which has restricted the number of vessel transits through its canal;
●	business disruptions due to natural disasters and the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the tanker and dry-bulk sectors;
●	impacts of supply chain disruptions that began during the Coronavirus pandemic and the resulting inflationary environment;
●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;
●	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies and the impact of climate change;
●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and
●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2023 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following vessel owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of June 30, 2024, we also own 60% ownership in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese built Ultramax dry-bulk carrier the “Konkar Ormi”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced on October 5, 2023.

As of June 30, 2024, we also own 60% ownership in ACCUSHIP MARITIME Ltd. (“Accuship”), an entity that owns through its wholly owned subsidiary, DRYTHREE CORP. (“Drythree”), a 2015 Japanese built Kamsarmax dry-bulk carrier the “Konkar Venture”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The “Konkar Venture”, a sister ship to our eco-efficient “Konkar Asteri”, was delivered on June 28, 2024, and is continuing its employment under the existing time charter through mid-August, 2024 at a contracted gross daily rate of $18,000.

We consolidate in our financial statements the aforementioned dry-bulk joint ventures for the “Konkar Ormi” and “Konkar Venture” under the relevant ASC 810 guidelines as a result of our control over Drykon and Accuship. As a result of the transactions the Company reports non-controlling interest (“NCI”) in its accompanying unaudited interim Condensed Consolidated Financial Statements. Dryone and Drythree are established under the laws of the Marshall Islands, collectively with Eleventhone, Seventhone, Tenthone and Drytwo are the “Vessel-owning companies”.

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Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD., established under the laws of the Republic of the Marshal Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD., established under the laws of the Republic of the Marshal Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD., established under the laws of the Republic of Malta (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023 and
●	MARITIME TECHNOLOGIES CORP., established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (Eddie) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning Companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel, under a head management agreement (the “Head Management Agreement”).

The Company uses the services of Konkar Shipping Agencies, S.A. (“Konkar Agencies”), a dry-bulk ship management company with its principal office in Greece and which is beneficially owned by Mr. Valentis, our Chairman, Chief Executive Officer and Class I Director. Konkar Agencies is engaged under separate management agreement directly by the Company’s respective ship owning companies to provide a wide range of shipping services, including but not limited to, chartering, technical, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per bulkers. The management agreement for the dry-bulkers have an initial term of five years. The management agreement will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice.

With effect from the delivery of each tanker, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals, and dry-bulk commodities. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. As of August 8, 2024, five of our vessels in our fleet were employed in short term time charters and one in spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which is described in more detail in our 2023 Annual Report and provides for the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of the Nasdaq Stock Market (“Nasdaq”), the Company’s board of directors’ (the “Board”) compensation and investor relations.

Management Fees

We pay management fees to Maritime, Konkar Agencies and ITM for commercial and technical management services for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shore-side personnel who carry out the management functions described above. As part of their ship management services, they provide us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

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Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. Scrap rate of $340/light weight ton is used to calculate the residual value of our vessels.

Special Survey and Dry-docking

We are obliged to periodically drydock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of dry-dockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Interest Income, Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $6.0 million Amended and Restated Promissory Note we issued in favor of Maritime Investors Corp, (“MIC”), an investment company controlled by our Chairman and CEO Mr. Valentis. During first quarter of 2023, we repaid in full the Promissory Note due to MIC. Except for the interest payments under our Promissory Note that was based on a fixed rate, the interest rate under our debt agreements is currently linked to the SOFR rate. In order to hedge our variable interest rate exposure, on July 16, 2021 we via one of our vessel-owning subsidiaries, purchased an interest rate cap for the amount of $9.6 million at a cap rate of 2% with a scheduled termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.6 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which is included in interest income. “Interest Income” from time deposits of $1,261 recognized during the half year in the accompanying interim Condensed Consolidated Statement of Comprehensive Income as of June 30, 2024.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

Selected Information

Our selected consolidated financial data as of June 30, 2024 and for the six months ended June 30, 2023 and 2024, presented in the tables below, have been derived from our Unaudited Interim Condensed Consolidated Financial Statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2023, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2023 Annual Report.

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Interim Condensed Consolidated Statements of Comprehensive Income Data	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except per share data)	2023	2024

Revenues, net	$21,121	$25,715
Voyage related costs and commissions	(3,273)	(3,315)
Vessel operating expenses	(5,790)	(6,116)
General and administrative expenses	(2,002)	(1,546)
Management fees, related parties	(330)	(498)
Management fees, other	(397)	(244)
Amortization of special survey costs	(176)	(194)
Depreciation	(2,634)	(3,095)
Allowance for credit losses	75	—
Gain from the sale of vessels, net	8,017	—
Operating income	14,611	10,707

Other expenses, net:
Loss from debt extinguishment	(287)	—
Loss from financial derivative instruments	(59)	—
Interest and finance costs	(2,808)	(3,073)
Interest income	413	1,261
Total other expenses, net	(2,741)	(1,812)

Net income	$11,870	$8,895
Gain attributable to non-controlling interest	—	(53)
Net income attributable to Pyxis Tankers Inc.	$11,870	$8,842

Dividend Series A Convertible Preferred Stock	(418)	(383)
Net income attributable to common shareholders	$11,452	$8,459

Net Income per common share, basic	$1.06	$0.81
Net Income per common share, diluted	$0.94	$0.73
Weighted average number of shares, basic	10,754,405	10,479,962
Weighted average number of shares, diluted	12,577,390	12,124,208

Interim Condensed Consolidated Balance Sheets Data	December 31,	June 30,
(Amounts in thousands of U.S. dollars)	2023	2024

Total current assets	$60,880	$51,097
Total other non-current assets	3,497	3,657
Total fixed assets, net	101,936	143,833
Total assets	$166,313	$198,587
Total current liabilities	10,084	12,854
Total non-current liabilities	55,370	80,846
Total stockholders’ equity	100,859	104,887
Total liabilities and stockholders’ equity	$166,313	$198,587

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Interim Condensed Consolidated Statements of Cash Flows Data	Six months ended June 30,
(Amounts in thousands of U.S. dollars)	2023	2024

Net cash provided by operating activities	$12,269	$10,679
Net cash (used in) / provided by investing activities	24,270	(41,993)
Net cash provided by / (used in) financing activities	(12,280)	22,536
Change in cash and cash equivalents and restricted cash	$24,259	$(8,778)

As of June 30, 2024, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi” delivered on September 14, 2023, “Konkar Asteri” delivered on February 15, 2024 and “Konkar Venture” delivered on June 28, 2024. During 2023 and 2024, the vessels in our fleet were employed under time and spot charters. The following table presents the fleet data for the first half of 2023 and 2024.

	Six months ended June 30,
MR vessels	2023	2024

Ownership days (1)	806	546
Available days (2)	789	546
Operating days (3)	738	536
Utilization % (4)	93.5%	98.2%
Daily time charter equivalent rate (5)	$24,207	$32,337
Daily vessel operating expenses (6)	$7,185	$7,175
Average number of vessels (7)	4.5	3.0
Number of vessels at period end	4	3
Weighted average age of vessels at period end (8)	8.8	9.9

	Six months ended June 30,
Dry-bulk vessels	2023		2024

Ownership days (1)		n/a	321
Available days (2)		n/a	321
Operating days (3)		n/a	252
Utilization % (4)		n/a	78.5%
Daily time charter equivalent rate (5)	$	n/a	$20,111
Daily vessel operating expenses (6)	$	n/a	$6,789
Average number of vessels (7)		n/a	1.8
Number of vessels at period end		n/a	3
Weighted average age of vessels at period end (8)		n/a	8.7

	Six months ended June 30,
Total fleet	2023	2024

Ownership days (1)	806	867
Available days (2)	789	867
Operating days (3)	738	788
Utilization % (4)	93.5%	90.9%
Daily time charter equivalent rate (5)	$24,207	$28,427
Daily vessel operating expenses (6)	$7,185	$7,032
Average number of vessels (7)	4.5	4.8
Number of vessels at period end	4	6
Weighted average age of vessels at period end (8)	8.8	9.3

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of Available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.

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(4)	We calculate fleet utilization by dividing the number of Operating days during a period by the number of Available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by Operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by Ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the DWT of each vessel on the total fleet DWT.

The following table reflects the calculation of our fleet daily TCE rates for the six month periods ended June 30, 2023 and 2024:

Tanker fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2023		2024

MR Revenues, net [1]		$21,121		$19,824
MR Voyage related costs and commissions [1]		(3,257)		(2,492)
MR Time charter equivalent revenues [1,3]		$17,864		$17,332

MR Total operating days [1]		738		536
MR Daily Time Charter Equivalent rate [1,3]	$/d	24,207	$/d	32,337
Average number of MR vessels [1]		4.5		3.0

Dry-bulk fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2023	2024

Dry-bulk Revenues, net [2]	n/a		$5,891
Dry-bulk Voyage related costs and commissions [2]	n/a		(823)
Dry-bulk charter equivalent revenues [2,3]	n/a		$5,068

Dry-bulk Total operating days [2]	n/a		252
Dry-bulk Daily Time Charter Equivalent rate [2,3]	n/a	$/d	20,111
Average number of Dry-bulk vessels [2]	n/a		1.8

Total fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2023		2024

Revenues, net [1,2]		$21,121		$25,715
Voyage related costs and commissions [1,2]		(3,257)		(3,315)
Charter equivalent revenues [1,2,3]		$17,864		$22,400

Total operating days [1,2]		738		788
Daily Time Charter Equivalent rate [1,2,3]	$/d	24,207	$/d	28,427
Average number of vessels [1,2]		4.5		4.8

[1]	a)	The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

[2]	a)	The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.
	b)	The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.
	c)	The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and is continuing its employment under the existing time charter through mid-August.

[3]	Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

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The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per vessel type for the six month periods ended June 30, 2023 and 2024:

(Amounts in U.S. dollars per day)			Six months ended June 30,
			2023	2024
Eco-Efficient MR2:	(2024: 3 vessels)
	(2023: 4 vessels)	Daily TCE :	24,897	32,337
		Opex per day:	6,953	7,175
		Utilization % :	95.2%	98.2%
Eco-Modified MR2:	(2023: 1 vessel)
		Daily TCE :	17,064	n/a
		Opex per day:	9,236	n/a
		Utilization % :	79.3%	n/a
MR Fleet:	(2024: 3 vessels) *
	(2023: 5 vessels) *	Daily TCE :	24,207	32,337
		Opex per day:	7,185	7,175
		Utilization % :	93.5%	98.2%

Average number of MR vessels *			4.5	3.0

Dry-bulk :	(2024: 3 vessels)
		Daily TCE :	n/a	20,111
		Opex per day:	n/a	6,789
		Utilization % :	n/a	78.5%

Average number of Dry-bulk vessels *			n/a	1.8

Total Fleet:	(2023: 5 vessels) *
	(2024: 6 vessels) *	Daily TCE :	24,207	28,427
		Opex per day:	7,185	7,032
		Utilization % :	93.5%	90.9%

Average number of vessels *			4.5	4.8

*

a)	The Eco-Modified MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.
b)	The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.
c)	The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.
d)	The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and is continuing its employment under the existing time charter through mid-August.

9

Results of Operations

Six months ended June 30, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim Condensed Consolidated Financials presented below (amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $25.7 million for the six months ended June 30, 2024, represented an increase of $4.6 million, or 21.8%, from $21.1 million in the comparable period of 2023. In the first half of 2024, our MR daily TCE rate for our three MRs was $32,337, a $8,130 per day increase from the same 2023 period as a result of higher demurrage income due to MR spot chartering activity and better market conditions. For the 2024 period, our new acquired bulkers contributed 252 operating days with a daily TCE rate of $20,111.

Voyage related costs and commissions: Voyage related costs and commissions of $3.3 million for the six months ended June 30, 2024, remained at the same level compared to the 2023 period. For the six months ended June 30, 2024, our MRs were on spot charters for 182 days in total (including the unfixed days), compared to 169 days in 2023. This higher spot chartering activity for our MRs contribute higher voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions. In the first six-months of 2024 these higher expenses were offset by lower bunker fuel costs.

Vessel operating expenses: Vessel operating expenses of $6.1 million for the six months ended June 30, 2024, represented a $0.3 million or 5.6% increase compared to $5.8 million for the same period in 2023. This increase was mainly attributed to the 61-day increase in ownership days from 806 for the six months ended June 30, 2023 to 867 for the 2024 period.

General and administrative expenses: General and administrative expenses of $1.5 million for the six months ended June 30, 2024, represented a decrease of $0.5 million or 22.7%, from $2.0 million in the comparable period in 2023, mainly due to the performance bonus of $0.6 million that paid in the first quarter of 2023 to Maritime, partially offset by increased administration fees which were adjusted by 3.50% to reflect the 2024 inflation rate in Greece.

Management fees: For the six months ended June 30, 2024, management fees remained at the same level with the comparable period of 2023. Management fees represent the charges by Maritime, Konkar Agencies and ITM.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the six months ended June 30, 2024, remained stable compared to the same period in 2023.

Depreciation: Depreciation of $3.1 million for the six months ended June 30, 2024, increased by $0.5 million or 17.5% compared to $2.6 million in the comparable period of 2023. The increase was attributed to the additions of newly acquired dry-bulk vessels partially counterbalanced by the elimination of depreciation from the sales of tankers “Pyxis Malou” during the first quarter of 2023 and “Pyxis Epsilon” in late 2023.

Gain from the sale of vessels, net: During the six months ended June 30, 2023, we recorded a gain from the sale of the “Pyxis Malou” of $8.0 million, which occurred in the first quarter of 2023.

Loss from debt extinguishment: During the six months ended June 30, 2023, we recorded a loss from debt extinguishment of $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the first quarter loan repayments from the sale of the “Pyxis Malou” and debt refinancing of the “Pyxis Karteria”.

Interest and finance costs: Interest and finance costs for the six months ended June 30, 2024, were $3.1 million, compared to $2.8 million in the comparable period in 2023, an increase of $0.3 million, or 9.4%. Despite lower LIBOR/SOFR indexed rates paid on all the floating rate bank debt, this increase was primarily attributable to higher average debt levels. On February 15, 2024, we completed the bank financing of the newly acquired dry-bulk carrier, “Konkar Asteri” with a five year secured loan of $14.5 million. On June 27, 2024, the Company completed the debt financing of the newly acquired dry-bulk carrier “Konkar Venture” with a $16.5 million five year secured loan from an existing lender. Also, on June 28, 2024, we agreed with an existing lender to refinance the Seventhone Corp. (“Pyxis Theta”) debt. The amended agreement will provide a five year amortizing bank loan with similar quarterly repayment and reduced pricing at SOFR plus 2.40%. In addition, the same bank agreed to reduce the interest rate margin from 3.15% to 2.40% on the outstanding $16.5 million loan to the Eleventhone Corp. (“Pyxis Lamda”).

Interest income: Interest income of $1.3 million was received during the six-month period ended June 30, 2024 from the Company’s short term time deposits compared to $0.4 million for the same period in 2023. The increase was a result of higher available cash balances during the most recent period.

10

Cash Flows

Our principal sources of funds for the six months ended June 30, 2024, have been cash from our operating and financing activities. Our principal uses of funds have been the working capital requirements, the debt service payments on our loan agreements, and vessel acquisitions. Cash and cash equivalents and restricted cash as of June 30, 2024, amounted to $27.6 million, compared to $36.3 million as of December 31, 2023. As of June 30, 2024, we had a working capital surplus of $38.2 million compared to working capital surplus of $50.8 million as of December 31, 2023. We define working capital as current assets minus current liabilities.

Operating Activities

Net cash provided by operating activities was $10.7 million for the six months ended June 30, 2024, compared to net cash provided by operating activities of $12.3 million for the same period in 2023. The net income for the period was $8.9 million compared to net income of $11.9 million for the six month period ended June 30, 2023, contributing $3.0 million less operating cash. Aggregate movements in working capital accounts, current assets and current liabilities, decreased cash by $1.6 million. This decrease was mainly attributable to the $1.2 million decrease from inventories, $1.1 million decrease from prepayments and other assets partially offset by $0.8 million increase from accrued and other liabilities. Other accounts aggregate decrease by a net $0.1 million.

Investing Activities

Net cash used in investing activities during the six months ended June 30, 2024 was $42.0 million, a result of the “Konkar Asteri” and “Konkar Venture” vessel acquisitions which were delivered in February 2024 and June 2024, respectively. The “Konkar Asteri” had a purchased price of $26.6 million of which $24.0 million paid during the period, and the “Konkar Venture” had a purchase price of $30.0 million which settled with a $28.5 million cash payment and the issuance of 267,857 restricted common shares to the related party seller. The $21.0 million are included in the investing activities and the remaining amount of $7.5 million is presented as deemed dividend in financing activities described below. The above outflows were partially offset by $3.0 million cash inflow from short-term investment in cash time deposits with maturity over three months. The same period in 2023 we received $24.3 million proceeds, net of commissions and related expenses, of the sale of the “Pyxis Malou”.

Financing Activities

Net cash provided by financing activities was $22.5 million for the six month period ended June 30, 2024, mainly reflected new long-term debt of $14.5 million and $16.5 million for Drytwo, secured by the “Konkar Asteri”, and for Drythree, secured by the “Konkar Venture”, respectively, partially counterbalanced by repayment of the financing fees payments of $0.3 million related to the new loan facilities and on aggregate of $3.3 million of debt principal payments. In addition, during the first half of 2024 we paid $2.5 million for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Shares”). Also, we paid $0.4 million dividends related to the Series A Preferred Shares. Additionally, we repurchased 83,780 common shares at an average price of $4.53 per share, including brokerage commissions, for an aggregate $0.4 million under the amended $3.0 million share re-purchase program. Further, we received a $5.9 million contribution from the non-controlling interest of our Joint Venture. Upon acquisition of the “Konkar Venture”, the purchase price in excess of the seller’s vessel book valued at the date of the transaction, at $7.5 million, which was considered a deemed dividend by the Company and was allocated to Pyxis Tankers equity and Non-controlling interest’s equity in accordance with their ownership percentages.

For the six month period ended June 30, 2023 net cash used in financing activities was $12.3 million mainly reflected new long-term debt of $15.5 million for Tenthone, secured by the “Pyxis Karteria”, counterbalanced by repayment of the financing fees payments of $0.1 million related to the new loan facilities and aggregate of $21.7 million of debt principal payments, including the prepayments of the Fourthone’s for “Pyxis Malou” sale and Tenthone’s loan facilities of an aggregate $17.94 million to Alpha Bank and Vista Bank, respectively. In addition, during the first quarter of 2023 we repaid in full the $6 million Promissory Note. Also, we received $0.6 million from the financial derivative instrument – cap rate sale and we paid $0.4 million dividends related to the 7.75% Series A Preferred Shares. Additionally, we repurchased 23,431 common shares at an average price of $3.87 per share, including brokerage commissions, for an aggregate $0.1 million under the authorized $2.0 million re-purchase program.

Debt Agreements

For information relating to our debt agreements, please see Note 8 to our financial statements included in our 2023 Annual Report for the year ended December 31, 2023 and Note 7 to our Unaudited Interim Condensed Consolidated Financial Statements for the six month periods ended June 30, 2023 and 2024 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows from operations, borrowings from bank debt and our related parties, private placement of common stock and issuance of convertible preferred shares and we expect in the future, cash flow from operations, proceeds from further issuances of equity and debt as well as re-financings of debt. Recognizing the uncertainty caused by the potential impact of the Russian-Ukrainian war, the Red Sea and Israel-Hamas armed conflict, we expect that our future liquidity requirements should relate primarily to:

●	our vessel operating expenses, including dry-docking and special survey costs;

11

●	payments of interest and other debt-related expenses and the repayment of principal on our loans;
●	payment of technical and commercial management fees for our daily vessel operations;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including potential dry-docking reserves; and
●	potential vessel acquisitions and joint ventures.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and, upon occasion, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projection to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of June 30, 2024, we had a working capital surplus of $38.2 million, defined as current assets minus current liabilities. As of the filing date of the first half of 2024 Unaudited Interim Condensed Consolidated Financial Statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period, through cash generated from operations and by managing our working capital requirements. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and/or sale of assets for corporate and strategic reasons.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels, the selective sale of older tanker vessels and investments in joint ventures, including other shipping sectors.

While we pay cash dividends on our outstanding Series A Preferred Stock, we do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our Board.

On January 25, 2023 we sold our $9.6 million interest cap rate on LIBOR of 2% with termination date of July 8, 2025 and we realized a net cash gain of $0.5 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

On February 10, 2023 we repaid $3 million of the $6 million 7.5% promissory note due to MIC. The remaining balance of this obligation was repaid on March 14, 2023.

On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over 5 years with quarterly amortization. The loan is priced at SOFR plus 2.7% with standard terms and conditions.

On March 23, 2023, pursuant to the sale agreement that we entered into on March 1, 2023, the “Pyxis Malou” was delivered to her buyer. The aggregate gross sale price was $24.8 million from which $6.4 million was used for the prepayment of the respective loan facility and $0.75 million to prepay the outstanding loan for the “Pyxis Lamda”.

On May 11, 2023, our Board authorized a common stock re-purchase program of up to $2 million for a period of six months through open market transactions. During the quarter ended June 30, 2023, we repurchased 23,431 common shares at an average price of $3.87 per share, including brokerage commissions, under the authorized $2.0 million re-purchase program.

During the months of January through June, 2023 the Company paid monthly cash dividends of $0.1615 for each outstanding Series A Preferred Share, which aggregated to $0.4 million for the six months ended as of June 30, 2023.

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at SOFR plus 2.35% and is secured by, among other things, the vessel. The vessel has been named the “Konkar Asteri” and commenced its commercial operations on February 29, 2024.

On June 20, 2024, the Company paid $2.5 million for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (NASDAQ Cap Mkts: PXSAP). Upon this redemption, 100,000 PXSAP shares were cancelled by the Company and the Company’s ceased obligation to pay dividends in respect of these shares ceased. After this partial redemption, which resulted in a reduction of 446,429 in fully-diluted common shares, there are 303,631 PXSAP shares outstanding, which are convertible into 1,355,496 common shares, if fully converted.

12

On June 28, 2024, we closed our dry-bulk joint venture with an entity related to our Chairman and Chief Executive Officer for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 restricted common shares (the “Restricted Shares”) to the related party seller. Pyxis owns a 60% controlling ownership interest in the joint venture. The five year amortizing bank loan is priced at Term SOFR +2.15% and is secured by, among other things, the vessel. The “Konkar Venture”, is a sister ship to the Company’s eco-efficient “Konkar Asteri”, and is continuing its employment under the existing time charter through mid-August, 2024 at a contracted gross daily rate of $18,000.

On June 30, 2024, we had a total of 10,458,767 common shares issued and outstanding of which 54.8% were beneficially owned by Mr. Valentis, 303,631 Preferred Shares (NASDAQ Cap Mkts: PXSAP), which have conversion price of $5.60, and 1,591,062 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60 (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

During the six months ended June 30, 2024, we repurchased 83,780 common shares at an average price of $4.53 per share, including brokerage commissions, or $380,000. We have repurchased a total of 415,371 common shares at an aggregate purchase price (including brokerage commissions) of $1.6 million under the amended $3.0 million common share re-purchase program which is scheduled to expire on May 16, 2025.

Results of Annual Meeting of Shareholders of May 16, 2024

At the scheduled annual 2024 shareholder meeting, the Company’s shareholders re-elected Mr. Valentios Valentis as Class I Director to serve for a term of three years until the 2027 annual meeting.

Subsequent Events

On July 30, 2024, we agreed with an existing lender to refinance the Seventhone Corp (“Pyxis Theta”) outstanding debt of $10.75 million. The amended agreement provides a five year amortizing bank loan with a similar quarterly repayment schedule, a maturity of July 2029 and and interest rate of SOFR plus 2.40% (which was reduced from SOFR plus 3.35%). In addition, the same bank agreed to reduce the interest rate margin from 3.15% to 2.40% on the outstanding debt of $16.5 million relating to the Eleventhone Corp. (“Pyxis Lamda”).

After the quarter ended June 30, 2024, and as of August 8, 2024 we repurchased an additional 25,537 common shares at an average price of $4.94 per share, including brokerage commissions, or $126,000, under the share buy-back program. After these additional open market purchases and the issuance of the Restricted Common Shares, as of August 8, 2024, we had 10,701,087 common shares issued and outstanding, of which 56.0% are beneficially owned by Mr. Valentis. There are not any other subsequent events which might affect the financial statements.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 16 to our Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024 and for the six month periods ended June 30, 2023 and 2024 included elsewhere herein.

13

Fleet Information (as of August 9, 2024)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda	SPP / S. Korea	MR2	50,145	2017	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	MR2	51,795	2013	Time	29,000	Aug 2024
Pyxis Karteria (3)	Hyundai / S. Korea	MR2	46,652	2013	Time	34,500	Sep 2024
			148,592
Dry-bulk fleet
Konkar Ormi (4)	SKD / Japan	Ultramax	63,520	2016	Time	18,250	Sep 2024
Konkar Asteri (5)	JNYS / China	Kamsarmax	82,013	2015	Time	16,250	Oct 2024
Konkar Venture (6)	JNYS / China	Kamsarmax	82,099	2015	Time	18,000	Aug 2024
			227,632

1)	These tables present gross rates in U.S.$ and do not reflect any commissions payable.
2)	“Pyxis Theta” is fixed on a time charter for a minimum of 11 maximum of 15 months, at $29,000 per day.
3)	“Pyxis Karteria” was fixed on a time charter for a minimum of 6 maximum of 9 months, at $34,500 per day.
4)	“Konkar Ormi” was fixed on a time charter for 55 – 65 days, at $18,250 per day.
5)	“Konkar Asteri” was fixed on time charter for 90 – 105 days, at $16,250 per day, plus scrubber premium of $168,828.
6)	“Konkar Venture” was fixed on time charter for 95 – 105 days, at $18,000 per day.

14

pYXIS TANKERS INC.

INDEX TO Unaudited Interim Condensed Consolidated Financial Statements

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2023 and June 30, 2024 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,	June 30,
	Note	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1	$34,539	$25,411
Short-term investment in time deposits		20,000	17,000
Inventories	4	957	2,111
Trade accounts receivable, net	1	4,964	5,216
Due from related parties	3	194	—
Prepayments and other current assets		226	1,359
Total current assets		60,880	51,097

FIXED ASSETS, NET:
Vessels, net	5	99,273	143,833
Advance for vessel acquisition	5	2,663	—
Total fixed assets, net		101,936	143,833

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	1, 7	1,800	2,150
Deferred dry-dock and special survey costs, net	6	1,622	1,432
Prepayments and other non-current assets		75	75
Total other non-current assets		3,497	3,657
Total assets		$166,313	$198,587

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$5,580	$7,637
Trade accounts payable		1,695	1,936
Due to related parties	3	990	975
Hire collected in advance		1,173	877
Accrued and other liabilities		646	1,429
Total current liabilities		10,084	12,854

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	55,370	80,846
Total non-current liabilities		55,370	80,846

COMMITMENTS AND CONTINGENCIES	12	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 403,631 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2023 and 303,631 at June 30, 2024)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,542,547 shares issued and outstanding as at December 31, 2023 and 10,458,767 at June 30, 2024, respectively)	8	11	11
Additional paid-in capital	8	110,799	103,993
Accumulated deficit		(14,270)	(5,819)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries		96,540	98,185
Non-controlling interest	9	4,319	6,702
Total stockholders’ equity		100,859	104,887
Total liabilities and stockholders’ equity		$166,313	$198,587

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-1

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Income

For the six month periods ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Six months ended June 30,
	Note	2023	2024

Revenues, net	14	$21,121	$25,715

Expenses:
Voyage related costs and commissions	3	(3,273)	(3,315)
Vessel operating expenses		(5,790)	(6,116)
General and administrative expenses	3	(2,002)	(1,546)
Management fees, related parties	3	(330)	(498)
Management fees, other		(397)	(244)
Amortization of special survey costs	6	(176)	(194)
Depreciation	5	(2,634)	(3,095)
Allowance for credit losses		75	—
Gain from the sale of vessels, net		8,017	—
Operating income		14,611	10,707

Other expenses, net:
Loss from debt extinguishment		(287)	—
Loss from financial derivative instruments	11	(59)	—
Interest and finance costs	13	(2,808)	(3,073)
Interest income		413	1,261
Total other expenses, net		(2,741)	(1,812)

Net income		$11,870	$8,895

Gain attributable to non-controlling interest		—	(53)
Net income attributable to Pyxis Tankers Inc.		$11,870	$8,842

Dividend Series A Convertible Preferred Stock		(418)	(383)
Net income attributable to common shareholders		$11,452	$8,459

Income per common share, basic	10	$1.06	$0.81
Income per common share, diluted	10	$0.94	$0.73

Weighted average number of common shares, basic	10	10,754,405	10,479,962
Weighted average number of common shares, diluted	10	12,577,390	12,124,208

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the six month periods ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional		Pyxis Tankers Inc	Non-
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Total Equity	controlling interest	Total Equity
Balance January 1, 2023	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371	—	$61,371
Conversion of Series A Convertible Preferred Shares to common stock	(45,642)	—	203,924	—	—	—	—	—	—
Preferred stock dividends paid	—	—	—	—	—	(405)	(405)	—	(405)
Common stock re-purchase program	—	—	(23,431)	—	(91)	—	(91)		(91)
Restricted common stock grants	—	—	—	—	48	—	48	—	48
Net income	—	—	—	—	—	11,870	11,870	—	11,870
Balance June 30, 2023	403,831	—	10,794,812	$11	$111,826	$(39,044)	$72,793	—	$72,793

	Series A Convertible Preferred Shares		Common Stock		Additional		Pyxis Tankers Inc	Non-
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Total Equity	controlling interest	Total Equity
Balance January 1, 2024	403,631	—	10,542,547	$11	$110,799	$(14,270)	$96,540	$4,319	$100,859
Preferred stock dividends paid	—	—	—	—	—	(391)	(391)	—	(391)
Common stock re-purchase program	—	—	(83,780)	—	(380)	—	(380)	—	(380)
Restricted common stock grants	—	—	—	—	17	—	17	—	17
Net income	—	—	—	—	—	8,842	8,842	53	8,895
Common stock issued for vessel acquisition	—	—	—	—	1,382	—	1,382	—	1,382
Deemed dividend	—	—	—	—	(5,325)	—	(5,325)	(3,550)	(8,875)
Contributions from non-controlling interest	—	—	—	—	—	—	—	5,880	5,880
Partial redemption of Series A Convertible Preferred shares	(100,000)	—	—	—	(2,500)	—	(2,500)	—	(2,500)
Balance June 30, 2024	303,631	—	10,458,767	$11	$103,993	$(5,819)	$98,185	$6,702	$104,887

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Six months ended June 30,
	Note	2023	2024
Cash flows from operating activities:
Net income		$11,870	$8,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5	2,634	3,095
Amortization and write-off of special survey costs	6	176	194
Allowance for credit losses		(75)	—
Amortization and write-off of financing costs	13	126	114
Amortization of restricted common stock grants	8	47	17
Loss from debt extinguishment		287	—
Loss from financial derivative instrument	11	59	—
Gain on sale of vessels, net		(8,017)	—
Changes in assets and liabilities:
Inventories		1,053	(1,154)
Due from related parties		50	178
Trade accounts receivable, net		6,398	(253)
Prepayments and other assets		(339)	(1,133)
Insurance claim receivable		608	—
Special survey cost		(814)	(4)
Trade accounts payable		(491)	241
Hire collected in advance		(1,215)	(296)
Accrued and other liabilities		(88)	785
Net cash provided by operating activities		$12,269	$10,679

Cash flow from investing activities:
Proceeds from the sale of vessel, net		24,291	—
Vessel acquisitions	5	—	(44,969)
Vessel additions		(21)	(24)
Short-term investment in time deposits		—	3,000
Net cash (used in)/provided by investing activities		$24,270	$(41,993)

Cash flows from financing activities:
Proceeds from long-term debt		15,500	31,000
Repayment of long-term debt		(21,697)	(3,313)
Contributions from non-controlling interests to Joint Venture		—	5,880
Partial redemption of Series A Convertible Preferred shares	8	—	(2,500)
Repayment of promissory note		(6,000)	—
Financial derivative instrument	11	561	—
Payment of financing costs		(148)	(267)
Preferred stock dividends paid	8	(405)	(391)
Common stock re-purchase program	8	(91)	(380)
Deemed dividend	5	—	(7,493)
Net cash provided by/(used in) financing activities		$(12,280)	$22,536

Net (decrease)/increase in cash and cash equivalents and restricted cash		24,259	(8,778)
Cash and cash equivalents and restricted cash at the beginning of the period		10,189	36,339
Cash and cash equivalents and restricted cash at the end of the period		$34,448	$27,561

SUPPLEMENTAL INFORMATION:
Cash paid for interest		$2,598	$2,815
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Konkar Venture”		—	1,382

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

F-4

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of June 30, 2024, Pyxis owns 100% ownership interest in the following four vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of June 30, 2024, we also own 60% ownership or a $6,780 equity investment in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese built Ultramax dry-bulk carrier the “Konkar Ormi”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced on October 5, 2023.

As of June 30, 2024, we also own 60% ownership or a $8,700 equity investment in ACCUSHIP MARITIME Ltd. (“Accuship”), an entity that owns through its wholly owned subsidiary, DRYTHREE CORP. (“Drythree”), a 2015 Japanese built Kamsarmax dry-bulk carrier the “Konkar Venture”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The “Konkar Venture”, is a sister ship to the our eco-efficient “Konkar Asteri” delivered on June 28, 2024, and is continuing its employment under the existing time charter through mid-August, 2024 at a contracted gross daily rate of $18,000.

We consolidate in our financial statements the aforementioned dry-bulk joint ventures for the “Konkar Ormi” and “Konkar Venture” under the relevant ASC 810 guidelines as a result of our control over Drykon and Accuship. As a result of the transactions the Company reports non-controlling interest in its accompanying unaudited interim Condensed Consolidated Financial Statements. Dryone and Drythree are established under the laws of the Marshall Islands, collectively with Eleventhone, Seventhone, Tenthone and Drytwo are the “Vessel-owning companies”.

Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshal Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshal Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023 and
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information: -Continued:

The accompanying unaudited interim Condensed Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim Condensed Consolidated Financial Statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2024. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Condensed Consolidated Financial Statements and footnotes for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F filed with the SEC on April 17, 2024 (the “2023 Annual Report”).

Revenues for the six month periods ended June 30, 2023 and 2024, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Six months ended June 30,
	2023	2024
A	13%	30%
B	50%	27%
C	—	20%
D	31%	—
Total	94%	77%

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying unaudited interim Consolidated Balance Sheets and the accompanying unaudited interim Consolidated Statement of Cash Flows for the six month period ended June 30, 2024 and the Consolidated Statement of Cash Flows for the year ended December 31, 2023.

	December 31,	June 30,
	2023	2024
Cash and cash equivalents	$34,539	$25,411
Restricted cash, current portion	—	—
Restricted cash, net of current portion	1,800	2,150
Total cash and cash equivalents and restricted cash	$36,339	$27,561

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the tanker Vessel-owning companies, as discussed in Note 3.

KONKAR SHIPPING AGENCIES S.A. (“Konkar Agencies”), was formed in June 1973, under the laws of the Republic of Panama and has an office established in Greece under Law 89/1967 as amended. The Company, which is beneficially owned by our Chief Executive Officer and Chairman, provides a wide range of shipping services to the dry-bulk carrier Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

As of June 30, 2024, the Company had a working capital surplus of $38.2 million, defined as current assets minus current liabilities. As of the filing date of the Unaudited Interim Condensed Consolidated Financial Statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof.

As of June 30, 2024, Mr. Valentis beneficially owned 54.8% of the Company’s common stock.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

2. Significant Accounting Policies:

The accounting policies followed in the preparation of these Unaudited Interim Condensed Consolidated Financial Statements are the same with those applied in the preparation of the Company’s Condensed Consolidated Financial Statements for the year ended December 31, 2023. See Note 2 to the Company’s Condensed Consolidated Financial Statements for the year ended December 31, 2023, included in the 2023 Annual Report. There have been no material changes to these policies in the six month period ended June 30, 2024.

3. Transactions with Related Parties:

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30,000 purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16,500, $12,000 cash, of which the Company contributed $7,300 in cash, and the issuance of 267,857 restricted common shares to the seller related to our Chief Executive Officer and Chairman. Upon acquisition of the “Konkar Venture”, the purchase price in excess of the seller’s vessel book valued at the date of the transaction, at $8,875, which was considered a deemed dividend by the Company (of which, $7,493 presented in financing cash flow activities and $1,382 is non cash supplemental cash flow information for the common share issuance) and was allocated to Pyxis Tankers equity and Non-controlling interest’s equity in accordance with their ownership percentages. Pyxis owns a 60% controlling ownership interest in the joint venture.

The following transactions with related parties occurred during the six month periods ended June 30, 2023 and 2024.

(a)	Ship management services:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company and Konkar Agencies pursuant to the ship-management agreements, and are included in the accompanying unaudited interim Consolidated Statements of Comprehensive Income:

	Six months ended June 30,
	2023	2024
Included in Voyage related costs and commissions
Charter hire commissions	$267	$323

Included in Management fees, related parties
Ship-management Fees	330	498

Included in General and administrative expenses
Administration Fees	898	961

Total	$1,495	$1,782

During the first quarter of 2023, we also paid a one-time performance bonus of $600 to Maritime.

As of December 31, 2023 and June 30, 2024, the balances with Maritime was a due to of $990 and $957, respectively. Further as of the same periods, the balances with Konkar Agencies was due from of $194 and due to $18, respectively. Relevant balances are reflected in Due from/due to related parties, respectively, in the accompanying unaudited interim Consolidated Balance Sheets. The balances with Maritime and Konkar Agencies are interest free and with no specific repayment terms.

The Company uses the services of Maritime, to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel (the “Head Management Agreement”). For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime. For the administrative management services, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”) under the Head Management Agreement. In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of then daily Ship-management Fees.

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

3.	Transactions with Related Parties: – Continued:

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2024 the Ship-Management Fees and the Administration Fees for 2024 were increased by 3.50% in line with the average inflation rate in Greece in 2023 and were $381 per day per ship and $1,875 annually, respectively.

The Company uses the services of Konkar Agencies, a dry-bulk ship management company with its principal office in Greece. Konkar Agencies is engaged under separate management agreement directly by the Company’s respective ship owning companies to provide a wide range of shipping services, including but not limited to, chartering, technical, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Konkar Agencies charges a fee payable by each subsidiary of $0.850 per day per vessel while the vessel is in operation including any pool arrangements, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Konkar Agencies charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Konkar Agencies. The managements for each dry-bulk vessel have an initial term of five years. The management agreement will automatically be renewed for consecutive five year periods, or until terminated by either party on three months’ notice. Fees are adjusted annually according to the official inflation rate in Greece effective January 1, 2025.

(b)	Maritime Investors Corp.:

On February 10, 2023 the Company repaid $3,000 of the $6,000 of the Amended & Restated Promissory Note due to Maritime Investors Corp. The remaining balance of this obligation was repaid on March 14, 2023.

Interest charged on the Amended & Restated Promissory Note for the six months ended June 30, 2023 and 2024, amounted to $69 and nill, respectively, and is included in Interest and finance costs in the accompanying unaudited interim Consolidated Statements of Comprehensive Income.

On May 11, 2023, Maritime Investors Corp was granted with 4,000 restricted common shares under the active Equity Incentive Plan (“EIP”). The restricted shares grant has vesting periods up to November 2024 (see note 8).

4. Inventories:

The amounts in the accompanying unaudited interim Consolidated Balance Sheets are analyzed as follows:

	December 31,	June 30,
	2023	2024
Lubricants	$414	$516
Bunkers	543	1,595
Total	$957	$2,111

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

5. Vessels, net:

The amounts in the accompanying unaudited interim Consolidated Balance Sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

Balance January 1, 2024	$119,303	$(20,030)	$99,273

Vessel acquisition - “Konkar Asteri”	26,625	—	26,625
Vessel acquisition - “Konkar Venture”	21,007	—	21,007
Vessel additions	23	—	23
Depreciation	—	(3,095)	(3,095)
Balance June 30, 2024	$166,958	$(23,125)	$143,833

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. This scrubber-fitted eco-vessel is geared with four cargo cranes and a ballast water treatment system. The $26,625 purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at SOFR plus 2.35% and is secured by, among other things, the vessel. The vessel has been named the “Konkar Asteri” and commenced its commercial operations on February 29, 2024.

On June 28, 2024, the Company completed the acquisition of an 82,099 dwt eco-efficient Kamsarmax dry-bulk built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30,000 purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16,500, $12,000 cash, of which the Company contributed $7,300 in cash, and the issuance of 267,857 restricted common shares to the related party seller. Upon acquisition of the “Konkar Venture”, the purchase price in excess of the seller’s vessel book valued at the date of the transaction, at $8,875, which was considered a deemed dividend by the Company (of which, $7,493 presented in financing cash flow activities and $1,382 is non cash supplemental cash flow information for the common share issuance) and was allocated to Pyxis Tankers equity and Non-controlling interest’s equity in accordance with their ownership percentages. The five year amortizing bank loan is priced at Term SOFR +2.15% and is secured by, among other things, the vessel.

As of June 30, 2024, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the period ended June 30, 2024.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6. Deferred dry dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying unaudited interim Consolidated Balance Sheets are as follows:

2024

Balance January 1,	$1,622
Additions	4
Amortization of special survey costs	(194)
Balance June 30,	$1,432

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive income.

7. Long-term Debt:

The amounts shown in the accompanying unaudited interim Consolidated Balance Sheets as at December 31, 2023 and June 30, 2024, are analyzed as follows:

	December 31,	June 30,
Vessel (Borrower)	2023	2024
(a) “Pyxis Theta” (Seventhone)	$11,350	$10,750
(b) “Pyxis Karteria” (Tenthone)	14,150	13,400
(c) “Pyxis Lamda” (Eleventhone)	17,390	16,527
(d) “Konkar Ormi” (Dryone Corp.)	18,600	17,800
(e) “Konkar Asteri” (Drytwo Corp.)	—	14,200
(f) “Konkar Venture” (Drythree Corp.)	—	16,500
Total	$61,490	$89,177

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

	December 31,	June 30,
	2023	2024
Current portion	$5,777	$7,887
Less: Current portion of deferred financing costs	(197)	(250)
Current portion of long-term debt, net of deferred financing costs, current	$5,580	$7,637

Long-term portion	$55,713	$81,290
Less: Non-current portion of deferred financing costs	(343)	(444)
Long-term debt, net of current portion and deferred financing costs, non-current	$55,370	$80,846

(a) On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. As of June 30, 2024, the outstanding balance of the Seventhone loan of $10,750 is repayable in five consecutive quarterly installments of $300 each, the first falling due in July 2024, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. On June 28, 2024, we agreed with the same lender to refinance the facility providing a five year amortizing bank loan with similar quarterly repayment and reduced pricing at SOFR plus 2.40% (from 3.35%).

Standard loan covenants include, among others, a minimum liquidity and a minimum security cover ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the “Pyxis Theta”, as a result of which less than 100% of the shares and voting rights in Seventhone or less than 20% of the shares and voting rights in the corporate guarantor remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(b) On March 13, 2023 Tenthone concluded a loan agreement with Piraeus Bank in order to refinance the existing facility of the “Pyxis Karteria”. On the same date, Tenthone drew down an amount of $15,500 and fully settled the previous loan facility outstanding balance of $11,500. As of June 30, 2024, the outstanding balance of the Tenthone loan of $13,400 is repayable in 15 quarterly installments of $300,000 each, the first falling due in September 2024, and the last installment accompanied by a balloon payment of $8,900 falling due in March 2028.

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank on average of $ $900 reduced to $500 after 6 months.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding any promissory note.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

(c) On December 20, 2021, Eleventhone and Fourthone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”.

On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320. On March 23, 2023, pursuant to the sale agreement with an unaffiliated third party we delivered “Pyxis Malou” to her buyer and we fully repaid the respective loan balance. On the same date, Eleventhone prepaid $750 of the outstanding loan for the “Pyxis Lamda”.

Upon delivery of “Pyxis Lamda”, on December 20, 2021, Eleventhone drew down an amount of $21,680. As of June 30, 2024, the outstanding balance of the Eleventhone loan of $16,527 is repayable in 10 consecutive quarterly installments of $431.67 each, the first falling due in September 2024, and the last installment accompanied by a balloon payment of $12,210 falling due in December 2026. On July 30, 2024, we agreed with Alpha Bank to reduce the interest rate margin from SOFR plus 3.15% to SOFR plus 2.40% on the outstanding debt relating to the Eleventhone Corp.

Standard loan covenants include, among others, a minimum liquidity and a MSC. The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreements:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $750 at all times, (which shall be reduced to the amount of $500, upon receipt of time charter employment for a period of at least six months).
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(d) In Mid-September 2023, Pyxis acquired the 2016 Japanese built Ultramax dry-bulk carrier “Konkar Ormi”. The purchase of “Konkar Ormi” for $28,500, was funded by a $19,000 secured five-year bank loan with Piraeus Bank and cash in hand. The delivery of the vessel occurred on September 14, 2023. As of June 30, 2024, the outstanding loan balance amounting to $17,800 is repayable in 17 quarterly installments the first amounting to $400 and the rest $300 each, with the last installment accompanied by a balloon payment of $12,600 falling due in September 2028. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $800 for the first year and nil thereafter assuming that the outstanding amount of the loan at that time expressed as a percentage of the valuation amount (LTV) does not exceed 65%.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.

(e) In Mid-February 2024, Pyxis completed the acquisition of the “Konkar Asteri” an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26,625 purchase price of the eco-efficient Kamsarmax was funded by a combination of secured bank debt of $14,500 with Alpha Bank and cash on hand. The delivery of the vessel occurred on February 15, 2024. As of June 30, 2024, the outstanding loan balance amounting to $14,200 is repayable in 19 quarterly installments of $300 each, with the last installment accompanied by a balloon payment of $8,500 falling due in February 2029. The loan bears interest at SOFR plus a margin of 2.35% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

7.	Long-term Debt: - Continued:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $350 at all times,
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(f) In end of June 2024, we acquired the 2015 Chinese built Kamsarmax dry-bulk carrier “Konkar Venture”. Upon delivery of the dry-bulk carrier, on June 28, 2024, Drythree drew down an amount of $16,500. As of June 30, 2024, the outstanding loan balance amounting to $16,500 is repayable in 20 quarterly installments of $315 each, with the last installment accompanied by a balloon payment of $10,200 falling due in June 2029. The loan bears interest at SOFR plus a margin of 2.15% per annum. Standard loan covenants of the loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank on average of $300 for the preceding six-month period first to be tested on 31.12.2024 and semi-annually thereafter.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding any promissory note.

Amounts presented in Restricted cash, current and non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements. The annual principal payments required to be made after June 30, 2024, giving effect to the debt refinancing discussed in Note 7 and Note 16, are as follows:

To June 30,	Amount
2025	$7,887
2026	7,787
2027	19,133
2028	14,660
2029 and thereafter	39,710
Total	$89,177

Total interest expense on long-term debt and the Promissory Note for the six months ended June 30, 2023, and 2024, amounted to $2,661, and $2,935, respectively, and is included in Interest and finance costs (Note 13) in the accompanying unaudited interim Consolidated Statements of Comprehensive Income. The Company’s weighted average interest rate (including the margin) for the six months ended June 30, 2023 and 2024, was 8.17% and 8.11% per annum, including the Promissory Note discussed in Note 3, respectively.

As of June 30, 2024, the Company was in compliance with all of the loan covenants in its loan agreements and there was no amount available to be drawn down under the existing loan agreements.

8. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Preferred Shares.

On June 20, 2024, the Company paid $2,500 for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (NASDAQ Cap Mkts: PXSAP). Upon this redemption, 100,000 PXSAP shares were cancelled by the Company and the Company’s obligation to pay dividends in respect of these shares ceased. After this partial redemption, which resulted in a reduction of 446,429 in fully-diluted common shares, there are 303,631 PXSAP shares outstanding, which are convertible into 1,355,496 common shares, if fully converted.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

8.	Equity Capital Structure and Equity Incentive Plan: - Continued:

As of December 31, 2023 and June 30, 2024, the Company had a total of 10,542,547 and 10,458,767 common shares issued and outstanding, respectively, and 403,631and 303,631 Series A Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), which have a conversion price of $5.60, issued and outstanding, respectively, each with a par value of USD 0.001 per share.

Furthermore, as of December 31, 2023 and June 30, 2024, the Company had outstanding warrants which amounted to 1,591,062 (PXSAW), which have an exercise price of $5.60, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Convertible Preferred Shares at an average exercise price of $24.97 and 3,460 underwriter’s warrant to purchase 3,460 common shares with exercise price $5.60). The Company has also issued to the placement agent 107,143 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the offering price of the shares. As of December 31, 2023 and June 30, 2024 all the respective non-tradeable underwriter’s warrants remain outstanding.

During the first half of 2024, no Series A Convertible Preferred Shares were converted to registered common shares of the Company and no Warrants were exercised. After June 30, 2024 and up to the date of these Unaudited Interim Condensed Consolidated Financial Statements, no further Series A Convertible Preferred Shares had been converted. At June 30, 2024, the Company had 303,631 outstanding Series A Convertible Preferred Shares and 1,591,062 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 3,460 underwriter’s warrant to purchase 3,460 common shares warrants which remained outstanding as of June 30, 2024).

In October, 2015, our Board approved, and the Company adopted the Pyxis Tankers Inc. 2015 EIP for common shares. The maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten-year term of the Plan will be 15% of the then-issued and outstanding number of shares of our common stock under the EIP, the Company’s employees, officers, directors and service providers are entitled to receive options to acquire the Company’s common stock. The EIP is administered by the nominating and corporate governance committee of our Board or such other committee of the Board as may be designated by the Board. Under the terms of the EIP, the Company’s Board is able to grant, (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock grants, (f) other equity-based or equity-related awards and (g) dividend equivalents. No award may be granted under the EIP after the tenth anniversary of the date the EIP was adopted by our Board.

On May 11, 2023 our Nominating & Corporate Governance Committee signed the resolution to grant the issuance of a total of 55,000 restricted common shares to 24 employees, board members and Company affiliates under the active EIP. The restricted shares have vesting periods up to November 2024. A non–cash charge of $17 was recognized in General and administrative expenses of the accompanying unaudited interim Consolidated Statement of Comprehensive Income for the six month period ended June 30, 2024.

Restricted stock during the period ended June 30, 2024 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2023	20,000	$3.68
Granted	—	—
Vested	—	—
Forfeited or expired	—	—
Outstanding at June 30, 2024	20,000	$3.68

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of comprehensive income over the respective vesting periods.

At June 30, 2024 the total unrecognized cost relating to restricted share awards was $12. At June 30, 2024, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.5 years.

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

8.	Equity Capital Structure and Equity Incentive Plan: - Continued:

During the months of January through June, 2024 the Company paid monthly cash dividends of $0.1615 for each outstanding Series A Preferred Share, which aggregated to $391. As of that date, Mr. Valentis beneficially owned 5,729,730 or 54.8% of our outstanding shares.

9. Non-controlling Interest (NCI)

On July 5, 2023, the Company acquired an 60% equity interest in the newly incorporated entity Drykon for a consideration of $6,780 in cash. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of $4,520 in cash. An agreement has been signed, between the shareholders of Drykon where all matters about Drykon’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Drykon, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Drykon and are considered by the management to be participating rights rather than protective in nature.

On May 9, 2024, the Company acquired an 60% equity interest in the newly incorporated entity Accuship for a consideration of $7,320 in cash and issuance of 267,857 restricted common shares. The remaining 40% acquired by an entity related to our Chief Executive Officer and Chairman for a consideration of $5,880 in cash. An agreement has been signed, between the shareholders of Accuship where all matters about Accuship’s, structure, operations and governance are determined and agreed in writing. Management assessed the terms of the agreement and concludes that there is disproportionality in between the financial interest and voting rights of the Company. More specifically, Pyxis owns 60% of the equity interest in Accuship, however, there are matters in the agreement requiring unanimous vote of all directors resulting in Pyxis only having a 50% share of the voting rights for these specific matters. A number of these matters that require a unanimous vote have been determined by the management to relate to activities that significantly affect the economic performance of Accuship and are considered by the management to be participating rights rather than protective in nature.

Based on the above and the relevant guidance under ASC 810 “Consolidation”, management has assessed that Drykon and Accuship are considered as VIEs (Variable Interest Entity). Further, management assessed that Pyxis has a controlling variable interest in these VIEs thus, Pyxis should consolidate Drykon and Accuship.

For the six months ended June 30, 2024, joint ventures recorded a net income of $132 of which $53 is attributable to NCI.

Amount
Balance, January 1, 2024	$4,319
Non-controlling interest contribution in Accuship	5,880
Deemed dividend	(3,550)
Net income attributable to non-controlling interest (40%) - six months ended June 30, 2024	53
Balance, June 30, 2024	$6,702

10. Income per Common Share:

	Six months ended June 30,
	2023	2024

Net income attributable to Pyxis Tankers Inc.	$11,870	$8,842

Dividend Series A Convertible Preferred Stock	(418)	(383)
Net income attributable to common shareholders	$11,452	$8,459

Weighted average number of common shares, basic	10,754,405	10,479,962
Net income per common share, basic	$1.06	$0.81

Net income attributable to common shareholders, diluted	11,870	8,842
Weighted average number of common shares, diluted	12,577,390	12,124,208
Net income per common share, diluted	$0.94	$0.73

F-14

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10.	Net income per common share: - Continued:

As of June 30, 2023, securities that could potentially dilute basic income per share in the future that were not included in the computation of diluted income per share, because to do so would have anti-dilutive effect, were 1,591,062 warrants, which have an exercise price of $5.60, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Convertible Preferred Shares at an average exercise price of $24.97 and 4,000 underwriter’s warrant to purchase 4,000 common shares with exercise price $5.60), calculated with the treasury stock method. The diluted income per common share includes 55,000 unvested restricted stocks units, which have vesting period up to November 2024 as well as shares assumed to be converted with respect to the 403,831 Series A Preferred Shares, which have a conversion price of $5.60, calculated with the if-converted method.

As of June 30, 2024, securities that could potentially dilute basic income per share in the future that were not included in the computation of diluted income per share, because to do so would have anti-dilutive effect, were 1,591,062 warrants, which have an exercise price of $5.60, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Convertible Preferred Shares at an average exercise price of $24.97 and 3,460 underwriter’s warrant to purchase 3,460 common shares with exercise price $5.60), calculated with the treasury stock method. The diluted income per common share includes 20,000 unvested restricted stocks units, which have vesting period up to November 2024 and the 267,857 restricted common shares to be issued for the “Konkar Venture” acquisition as well as shares assumed to be converted with respect to the 303,631 Series A Preferred Shares, which have a conversion price of $5.60, calculated with the if-converted method.

11. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable due from charterers and amounts due from related parties. The principal financial liabilities of the Company consist of long-term bank loans and trade accounts payable.

Interest rate risk: The Company’s loan interest rates are currently calculated at SOFR plus a margin, as described in Note 7 above, hence, the Company is exposed to movements in SOFR. SOFR is the successor index to LIBOR for our bank loans. In order to hedge its variable interest rate exposure, on July 16, 2021, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap for the amount of $9,600 at a cap rate on LIBOR of 2% with a termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $600. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the expected credit losses. The Company places its cash and cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the Consolidated Balance Sheets.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of June 30, 2024, are as follows:

F-15

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11.	Risk Management and Fair Value Measurements: - Continued:

	Carrying	Fair
	Value	Value
Cash and cash equivalents (including restricted cash)	$27,561	$27,561
Short-term investment in time deposits	$17,000	$17,000
Trade accounts receivable	$5,216	$5,216
Due from related parties	$—	$—
Trade accounts payable	$1,936	$1,936
Long-term debt with variable interest rates, net	$89,177	$89,177
Due to related parties	$975	$975

The Company performs an impairment exercise whenever there are indicators of impairment. No impairment loss was recognized for the six months ended June 30, 2024. As of December 31, 2023 and June 30, 2024, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain or loss during the period in the Consolidated Statements of Comprehensive Income. Information on the classification, the derivative fair value and the gain/(loss) from financial derivative instruments included in the Condensed Consolidated Financial Statements is shown below:

	December 31,	June 30,
Consolidated Balance Sheets – Location	2023	2024
Financial derivative instrument – Other non-current assets	$—	$—

Consolidated Statements of Comprehensive Income – Location	Six months ended June 30,
	2023	2024
Financial derivative instrument – Fair value at the beginning of the period	$619	$—
Financial derivative instrument – Amounts received	(560)	—
Financial derivative instrument – Fair value as at period end	—	—
Loss from financial derivative instrument	$(59)	$—

The derivative instrument – interest rate cap was sold on January 25, 2023 and we realized a net cash gain of $600. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Assets measured at fair value on a non-recurring basis: Long lived assets held and used and held for sale

As of December 31, 2023 and June 30, 2024, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the six months ended June 30, 2023 and 2024.

As of December 31, 2023 and June 30, 2024, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

12. Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of June 30, 2024, range from one to six months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, short-term time charter contracts as of June 30, 2024, are $5,145.

F-16

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

12.	Commitments and Contingencies: - Continued:

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim Condensed Consolidated Financial Statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of June 30, 2024 and as of the date of the issuance of the Unaudited Interim Condensed Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Unaudited Interim Condensed Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

13. Interest and Finance Costs:

The amounts in the accompanying Unaudited Interim Condensed Consolidated Statements of Comprehensive Income are analyzed as follows:

	Six months ended June 30,
	2023	2024
Interest on long-term debt (Note 7)	$2,592	$2,935
Interest on Promissory Note (Note 3)	69	—
Amortization of financing costs	126	114
Financing fees and charges	21	24
Total	$2,808	$3,073

14. Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). The following table presents the Company’s revenue disaggregated by revenue source for the six month periods ended June 30, 2023 and 2024:

	Six months ended June 30,
	2023	2024
Revenues derived from spot charters, net	$3,962	$8,740
Revenues derived from time charters, net	17,159	16,975
Revenues, net	$21,121	$25,715

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as December 31, 2023 and June 30, 2024:

	December 31, 2023	June 30, 2024
Accounts receivable trade from spot charters	$4,790	$3,827
Accounts receivable trade from time charters	260	1,475
Less: Bad debt provisions	(26)	(26)
Less: Allowance for credit losses	(60)	(60)
Total	$4,964	$5,216

15. Segmental information:

The Company has two reportable segments from which it derives its revenues, the MR tankers and the dry-bulk carriers. The table below presents information about the Company’s reportable segments for 2024. Prior to September, 2023, the Company was operating only tanker vessels thus, had identified only one reportable segment. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s Condensed Consolidated Financial Statements. Segment results are evaluated based on income from operations.

F-17

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

15.	Segmental information: - Continued:

	Six months ended June 30, 2024
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$19,824	$5,891	$25,715
Voyage related costs and commissions	(2,492)	(823)	(3,315)
Vessel operating expenses	(3,936)	(2,180)	(6,116)
General and administrative expenses	(28)	(125)	(153)
Management fees	(452)	(290)	(742)
Depreciation and amortization of special survey costs	(2,099)	(1,190)	(3,289)
Interest and finance costs	(1,863)	(1,204)	(3,067)
Segment profit	$8,954	$79	$9,033

General and administrative expenses			$(1,393)
Interest and finance costs			(6)
Interest income			1,261
Net income			$8,895

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of June 30, 2024, is as follows:

	June 30, 2024
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$3,005	$1,769	$4,774
Inventories	847	1,264	2,111
Trade accounts receivable	3,742	1,474	5,216
Prepayments and other assets	296	802	1,098
Vessels, net	69,299	74,534	143,833
Due from related parties	—	—	—
Prepayments for vessel acquisition	—	—	—
Special survey cost, net	1,432	—	1,432
Segment assets	$78,621	$79,843	$158,464

Cash and cash equivalents			$22,787
Short-term investment in time deposits			17,000
Prepayments and other current assets			336
Total assets			$198,587

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2023, is as follows:

	December 31, 2023
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$4,237	$1,041	$5,278
Inventories	904	53	957
Trade accounts receivable	4,704	260	4,964
Prepayments and other assets	180	24	202
Due from related parties	—	194	194
Vessels, net	71,179	28,094	99,273
Prepayments for vessel acquisition	—	2,663	2,663
Special survey cost, net	1,622	—	1,622
Segment assets	$82,826	$32,329	$115,153

Cash and cash equivalents			$31,061
Short-term investment in time deposits			20,000
Prepayments and other current assets			99
Total assets			$166,313

16. Subsequent Events:

Dividend payment: During July 2024, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Preferred Shares, amounting to $49. Similarly, on July 30, 2024, the Board of Pyxis declared a monthly dividend of $0.1615 per share, for the month of August 2024. The cash dividend of $49 will be payable on August 20, 2024, to holders of record as of August 13, 2024.

Debt refinance: On July 30, 2024, we agreed with an existing lender to refinance the Seventhone Corp (“Pyxis Theta”) outstanding debt of $10,750. The amended agreement provides a five year amortizing bank loan with a similar quarterly repayment schedule, a maturity of July 2029 and interest rate of SOFR plus 2.40% (which was reduced from SOFR plus 3.35%). In addition, the same bank agreed to reduce the interest rate margin from 3.15% to 2.40% on the outstanding debt of $16,500 relating to the Eleventhone Corp. (“Pyxis Lamda”).

Common share buy-back program: After the quarter ended June 30, 2024, and as of August 8, 2024 we repurchased an additional 25,537 common shares at an average price of $4.94 per share, including brokerage commissions, or $126,000, under the share buy-back program.

F-18